Kimberly J. Decker, Esquire

Direct Dial Number: 717-399-1506

E-mail: kdecker@barley.com

November 29, 2010

via Fax:  703-813-6967

John Dana Brown, Staff Attorney Division of Corporation Finance United States Securities And Exchange Commission Washington D.C. 20549-3561

Re:	Herley Industries, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 19, 2010

Dear Mr. Brown:

We received the Securities and Exchange Commission’s comment letter, dated November 24, 2010, on the above referenced filing.  We have set forth below our response to the four points raised in your letter.  In addition, we attach our proposed revision to Proposal 2 of the above referenced filing.

1.	Please tell us why you have not presented the individual matters reflected in Proposal 2 as separate proposals.

Originally, we deemed the proposals inter-related, as most of them related to the terms of a May 2010 settlement of certain derivative litigation against Herley.  However, in light of the SEC’s concern regarding presentation of the proposed Bylaws amendment as a single item, we have broken that proposal down into four separate items upon which a vote will be taken.  Please see the attached, revised Proposal 2, which now is broken into four sub-proposals (a-d).

2.	If you revise to present the individual matters reflected in proposal 2 as separate proposals, please revise to indicate what the voting standard will be for each proposal.

A two-thirds vote will be required to approve each of the four separate matters into which Proposal 2 has been split.

3.           Please revise to discuss the reasons for each individual matter proposed.

We made the requested revisions.  Please see the attached, revised Proposal 2.

4.           Please revise to discuss the effects of each individual matter proposed.

We made the requested revisions.  Please see the attached, revised Proposal 2.

We would appreciate if the staff could review the revisions to Proposal 2, attached, at its earliest convenience.  Monday, November 29 is the deadline for Herley to file its definitive proxy statement in order to incorporate by reference such information into Part III of its Form 10-K.  As a result, it is of great importance to Herley to have communication with you on Monday regarding the timing of your review of revised Proposal 2 so that a decision can be made whether to file an amendment to Herley’s Form 10-K.

On behalf of our client, Herley Industries, we represent that Herley acknowledges that:

*  Herley is responsible for the adequacy and accuracy of the disclosure in the filing;

*  staff comments or changes to disclosure in response to staff comments do no foreclose the Commission from taking any action with respect to the filing; and

*  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Sincerely,

       /s/Kimberly J. Decker

       Kimberly J. Decker

cc:           Paul G. Mattaini
Kimberly J. Decker
Richard Poirier